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                                                                    Exhibit 4.11

                           RESOLUTIONS ADOPTED BY THE
                         TRUE NORTH BOARD OF DIRECTORS

                               November 13, 1996


          RESOLVED, that the Outside Director Stock Option Plan of the Corporation be amended so that Sections 4, 5, 9, 10 and 11 thereof shall be amended to read as follows:

     4. Price. The price of the common stock of the Corporation offered to any director under the Plan shall be the average fair market value of the common stock over the ten trading days prior to the date of grant. The date of grant of options granted under Section 5(a) below to existing or new outside directors shall be May 20, 1992 or, as to the outside directors elected or appointed after that date, the date of their election or appointment to the Board of Directors. The date of grant of annual options under 5(b) below shall be the date on which the Corporation publicly announces the audited results of operations for the prior year. The date of grant of discretionary options under 5(c) below shall be the date on which Board of Director approval takes place or as set forth in the respective option agreements.

     5.  Stock Option Awards.

     (c) Discretionary options may be granted to outside directors from time to time as recommended by the Committee and approved by the Board of Directors.

     9. Ceasing to be a Director. In the event that an outside director shall cease to be a director for any other reason other than removal of such director for cause, all then outstanding options granted to such director hereunder shall expire one year thereafter, except that such period shall be extended to one year from the date of death or incapacity. The optionholder or a personal representative or designated beneficiary may exercise the option to the extent the option is exercisable at the date the optionholder ceases to be a director.

     10. Manner of Exercise. Each exercise of an option granted hereunder shall be made by the delivery by the optionholder or a personal representative or designated beneficiary of written notice of such election to the Corporation, together with full payment in cash or in shares of the Corporation, or a combination of the two.

     11. Assignment and Designation of Beneficiary. Options shall be exercisable during the lifetime of the optionholder only by the optionholder. Options may not be assigned, pledged or hypothecated in any way, shall not be subject to execution, and shall not be transferable by the optionholder otherwise than by will or the laws of descent and distribution or to a designated beneficiary in the event of the optionholder's death. An optionholder may file with the Corporation a written designation of one or more persons as such optionholder's beneficiary or beneficiaries (both primary and contingent) in the event of the optionholder's
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death.  To the extent an outstanding option granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option.

          Each beneficiary designation shall become effective only when filed in writing with the Corporation during the optionholder's lifetime on a form prescribed by the Corporation. The spouse of a married optionholder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Corporation of a new beneficiary designation shall cancel all previously filed beneficiary designations. If an optionholder fails to designate a beneficiary, or if all designated beneficiaries of an optionholder predecease the optionholder, then each outstanding option hereunder held by such optionholder, to the extent exercisable, may be exercised by such optionholder's executor, administrator, legal representative or similar person.

          FURTHER RESOLVED, that all discretionary options heretofore granted under the Outside Director Stock Option Plan are hereby ratified, approved and confirmed.